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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                              TELXON CORPORATION
              (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                  3330 WEST MARKET STREET, AKRON, OHIO 44333
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (216) 867-3700


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

INDICATE ANY CHANGE (INCREASE OR DECREASE) OF FIVE PERCENT OR MORE IN THE NUMBER OF SHARES OUTSTANDING:

1.       TITLE OF SECURITY:  Common Stock, $ .01 par value

2.       NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:  15,201,649

3.       NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:  15,970,925

4.       EFFECTIVE DATE OF CHANGE:  October 25, 1995

5.       METHOD OF CHANGE:

         SPECIFY METHOD (SUCH AS MERGER, ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, REVERSE SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.):
         Cumulative effect of employee stock option exercises, awards of restricted stock to employees, conversion of one of the issuer's outstanding convertible subordinated debentures and stock issued to three executives of a privately held company acquired by the issuer in connection with that acquisition.




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GIVE BRIEF DESCRIPTION OF TRANSACTION:

From time to time since the issuer's preceding Form 10-C filing, employees of the issuer have exercised stock options previously granted them by the issuer under its stockholder-approved stock options plans and have been awarded shares under the issuer's stockholder-approved restricted stock plan. During that period, shares were also issued pursuant to the exercise by the holder of $10,000 in face principal amount of the issuer's outstanding 7 1/2% Convertible Subordinated Debentures Due 2012 issued in a 1987 registered public offering and, subject to certain vesting and forfeiture conditions, to three executives of a privately held company which was acquired by the issuer through a reverse triangular cash merger and thereby became a wholly owned direct subsidiary of the issuer. The 33,224 share issuance causing the five percent reporting threshold for this Form to be exceeded was a stock option exercise made on the effective date shown above.



                        II.  CHANGE IN NAME OF ISSUER

                               (Not applicable)




                                                TELXON CORPORATION



DATE: November 2, 1995                          By /s/Glenn S. Hansen
                                                      Glenn S. Hansen
                                                      Vice President, Legal
                                                        Administration and
                                                        Corporate Counsel






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                              TELXON CORPORATION
                           3330 WEST MARKET STREET
                              AKRON, OHIO  44333
                          TELEPHONE: (216) 867-3700
                          TELECOPIER: (216) 873-2240

                               November 2, 1995


BY EDGAR TRANSMISSION
---------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Form 10-C with Respect to Increase in Number of Outstanding Shares of Common Stock of Telxon Corporation

Gentlemen:

         Telxon Corporation hereby transmits the captioned Form 10-C for EDGAR filing pursuant to the Securities Act of 1933 and Regulation S-T to update, through the effective date recited on the Form, the Commission's records regarding the number of outstanding shares of Telxon's Common Stock, which class of securities is quoted on the Nasdaq National Market.

         Should there be any questions concerning this filing, please contact the undersigned.

         Thank you.

                               Very truly yours,

                               TELXON CORPORATION


                               /s/ Glenn S. Hansen
                               Glenn S. Hansen
                               Vice President, Legal Administration
                                  and Corporate Counsel

GSH:mlr
Attachment
cc:      Robert A. Goodman, Esq.
         John F. Ballard, Esq.